Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DermTech, Inc.:

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated April 22, 2019 contains an explanatory paragraph which states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Diego, California

September 24, 2019